Exhibit 99.2

Corporate Contact: Andreas Michalopoulos Chief Executive Officer, Director and Secretary Telephone: + 30-216-600-2400 Email: amichalopoulos@pshipping.com Website: www.pshipping.com

For Immediate Release

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2022 NET INCOME OF
$23.8 MILLION AND $36.3 MILLION, RESPECTIVELY

ATHENS, GREECE, February 23, 2023 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported a record quarterly net income from continuing and discontinued operations of $23.8 million and net income from continuing and discontinued operations attributable to common stockholders of $9.4 million for the fourth quarter of 2022. This compared to a net loss from continuing and discontinued operations and net loss from continuing and discontinued operations attributable to common stockholders of $2.1 million for the same period in 2021. Earnings per share, basic and diluted, for the fourth quarter of 2022 was $2.31 and $1.18, respectively, while loss per share for the fourth quarter of 2021 was $6.11.

Revenue from continuing and discontinued operations was $27.8 million ($25.0 million net of voyage expenses) for the fourth quarter of 2022, compared to $9.6 million ($5.4 million net of voyage expenses) for the same period in 2021. This increase was attributable to the increased time-charter equivalent rates (TCE rates) achieved during the quarter. Fleetwide, the average time charter equivalent rate for the fourth quarter of 2022 was $40,469, compared with an average rate of $13,370 for the same period in 2021. During the fourth quarter of 2022, net cash provided by operating activities of continuing and discontinued operations was $23.7 million, compared with net cash used in operating activities of $1.8 million for the fourth quarter of 2021.

Net income from continuing and discontinued operations for the year ended December 31, 2022 amounted to $36.3 million, compared to a net loss from continuing and discontinued operations of $9.7 million for the year ended December 31, 2021. Net income from continuing and discontinued operations attributable to common stockholders for the year ended December 31, 2022 amounted to $12.0 million, and resulted in earnings per share, basic and diluted, of $6.49 and $3.02, respectively. Net loss from continuing and discontinued operations attributable to common stockholders for the year ended December 31, 2021 amounted to $9.7 million and resulted in a loss per common share of $28.97.

During the fourth quarter of 2022, the Company issued and sold 140,379 shares of its common stock under its ATM Agreement with Virtu Americas LLC, with an average price per share of $3.59, raising gross proceeds of approximately $0.5 million. As of December 31, 2022, the Company had 4,187,588 common shares issued and outstanding.

Commenting on the results of the fourth quarter of 2022, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the fourth quarter of 2022, tanker market fundamentals continued to improve, supported by new trade patterns emerging in response to continuing sanctions on Russian crude oil exports and shifts in the location of new refinery capacity leading to longer haul tanker voyages. We took advantage of the firm tanker charter rate environment, resulting in fleetwide average time charter equivalent rates of $40,469 and $29,579 per day during the fourth quarter and twelve months of 2022, respectively. As a result, we generated annual revenues of $75.2 million and annual net income from continuing operations of $36.3 million, a 106% and a 474% increase from the previous fiscal year, respectively. Our net income from continuing operations during the fourth quarter alone was $23.8 million, indicating the tightening tanker market conditions during the fourth quarter. Our cash balance at the end of the year was approximately $40 million representing 3.2x our current market capitalization. Our basic earnings per share for the last fiscal year compared to our current share price represent a price-to-earnings ratio of approximately 0.4x.

“We believe that the tanker market developments since the beginning of 2022 are sustainable through 2023 and beyond. During 2022 we expanded and renewed our fleet with timely acquisitions at values significantly below current levels and now own eight younger high-specification Aframax tankers with an average age of 12.1 years. Five of our tankers currently operate under time charter contracts with first-class charterers, earning gross charter rates ranging from $23,000 to $45,000 per day. Our secured revenue backlog of approximately $85 million is supplemented by the operation of our remaining vessels under pool arrangements with reputable counterparties earning healthy voyage charter rates, indicative of the solid freight rate environment.”

Tanker Market Update for the fourth quarter of 2022:

•	Tanker fleet supply was 675.3 million dwt, up 0.7% from 670.8 million dwt from the previous quarter and up 3.5% from Q4 2021 levels of 652.6 million dwt.

•
Tanker demand in billion tonne-miles is projected to increase by a firm 7.6% in 2023, supported by new trade patterns established as a result of European sanctions on Russian crude oil. As Europe uses alternative sources of crude oil and Russia sells to alternative buyers, longer-haul trade routes are emerging, boosting tonne-mile demand.

•	Tanker fleet supply in deadweight terms is estimated to grow by a moderate 1.4% in 2023.

•	Crude oil tanker fleet utilization was estimated at 80.0%, up from 79.5% in the previous quarter and up from 79.0% in Q4 2021.

•	Newbuilding tanker contracting was just 3.0 million dwt in the fourth quarter, resulting in a tanker orderbook-to-fleet ratio of 4.3%, the lowest level of the past 27 years.

•	Daily spot charter rates for Aframax tankers averaged $90,991, up 73.0% from the previous quarter average of $52,610 and up 720.3% from the Q4 2021 average of $11,093.

•	The value of a 10-year-old Aframax tanker at the end of the fourth quarter was $45.0 million, up 7.1% from $42.0 million in the previous quarter, and up 66.7% from $27.0 million in Q4 2021.

•
The number of tankers used for floating storage (excluding dedicated storage) was 148 (23.6 million dwt), down 17.8% from 180 (26.1 million dwt) in the previous quarter and down 15.4% from Q4 2021 levels of 175 (27.4 million dwt).

•	Global oil consumption was 99.7 million bpd, down 0.7% from the previous quarter level of 100.4 million bpd, and up 0.4% from Q4 2021 levels of 99.3 million bpd.

•	Global oil production was 101.4 million bpd, up 0.6% from the previous quarter level of 100.8 million bpd and up 3.1% from Q4 2021 levels of 98.3 million bpd.

•	OECD commercial inventories were 2,782.7 million barrels, up 1.7% from the previous quarter level of 2,735.2 million barrels, and up 5.4% from Q4 2021 levels of 2,640.2 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data (Continuing and Discontinued Operations1 )
	For the three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Revenue	$27,767	$9,647	$75,173	$36,491
Voyage expenses	2,838	4,152	14,861	19,205
Vessel operating expenses	4,241	3,738	13,828	12,301
Net income / (loss)	23,837	(2,050)	36,300	(9,706)
Net income / (loss) attributable to common stockholders	9,412	(2,050)	12,003	(9,706)
Earnings / (Loss) per common share, basic	2.31	(6.11)	6.49	(28.97)
Earnings / (Loss) per common share, diluted	1.18	(6.11)	3.02	(28.97)
FLEET DATA
Average number of vessels	6.7	5.0	5.7	5.0
Number of vessels	8.0	5.0	8.0	5.0
Ownership days	616	460	2,069	1,825
Available days	616	411	2,039	1,735
Operating days (2)	590	363	1,974	1,484
Fleet utilization	95.8%	88.3%	96.8%	85.5%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$40,469	$13,370	$29,579	$9,963
Daily vessel operating expenses (4)	$6,885	$8,126	$6,683	$6,740

(1)	Discontinued Operations refer to our container vessels segment that we disposed of in 2020.

(2)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of February 23, 2023)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes

	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Crude	Pool
4	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
5	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
6	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
7	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
8	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Pool

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including the impact of conflict in Ukraine, the imposition of new international sanctions,  “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
REVENUE:	(unaudited)	(unaudited)	(unaudited)
Revenue	$27,767	$9,647	$75,173	$36,491

EXPENSES:
Voyage expenses	2,838	4,152	14,861	19,205
Vessel operating expenses	4,241	3,738	13,828	12,301
Depreciation and amortization of deferred charges	2,715	1,912	9,281	7,472
General and administrative expenses	2,046	1,468	6,751	5,782
Gain on vessels' sale	(9,543)	-	(9,543)	-
Provision for credit losses and write offs	15	175	33	160
Foreign currency losses / (gains)	31	(48)	(20)	31
Operating income / (loss)	$25,424	$(1,750)	$39,982	$(8,460)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,758)	(439)	(3,966)	(1,801)
Interest income	171	2	284	18
Gain from property sale	-	137	-	137
Other income	-	-	-	400
Total other expenses, net	$(1,587)	$(300)	$(3,682)	$(1,246)

Net income / (loss)	$23,837	$(2,050)	$36,300	$(9,706)

Income allocated to participating securities	(2)	-	(6)	-
Deemed dividends	(13,968)	-	(23,261)	-
Dividends on preferred stock	(455)	-	(1,030)	-

Net income / (loss) attributable to common stockholders	$9,412	$(2,050)	12,003	(9,706)

Earnings/ (Loss) per common share, basic	$2.31	$(6.11)	$6.49	$(28.97)

Earnings / (Loss) per common share, diluted	$1.18	$(6.11)	$3.02	$(28.97)

Weighted average number of common shares, basic	4,065,977	335,513	1,850,072	335,086

Weighted average number of common shares, diluted	13,385,425	335,513	6,447,710	335,086

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$23,837	$(2,050)	$36,300	$(9,706)
Other comprehensive income/ (loss) (Actuarial gain/ (loss))	68	(10)	68	(10)

Comprehensive income / (loss)	$23,905	$(2,060)	$36,368	$(9,716)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	December 31, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$39,726	$9,574
Vessels, net	236,607	123,036
Other fixed assets, net	72	151
Other assets	16,574	12,163
Total assets	$292,979	$144,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$127,675	$49,898
Other liabilities	9,599	7,677
Total stockholders' equity	155,705	87,349
Total liabilities and stockholders' equity	$292,979	$144,924

* The balance sheet data as of December 31, 2021 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$23,680	$(1,790)	$33,847	$(3,123)
Net Cash provided by / (used in) Investing Activities	$(78,121)	$1,070	$(112,950)	$(770)
Net Cash provided by / (used in) Financing Activities	$58,705	$(1,978)	$109,255	$(7,911)